Lundin Mining Corporation	Lundin Mining AB
Suite 2101	Hovslagargatan 5
885 West Georgia Street Vancouver, B.C. V6C 3E8	111 48 Stockholm, Sweden
Canada
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71
lundinmining.com

NEWS RELEASE

LUNDIN MINING RELEASES FIRST QUARTER 2008 RESULTS

Vancouver, May 15, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") today reported a net earnings of $78.8 million for the first quarter 2008, representing an increase of 51% compared with the first quarter 2007. Earnings per share were up 11%, on the expanded capital, to $0.20 for the quarter.

Sales revenue for the quarter of US$305.7 million is an increase of 58% over the previous corresponding period. Copper and lead prices have risen year-on-year while zinc and nickel prices have fallen. A large part of the increase is related to the inclusion of Aguablanca sales (acquired in July 2007). Production of all metals was in-line with, or ahead of, internal expectations with the exception of a small shortfall in zinc, stemming from delays in circuit installation at the Aljustrel mine. Metal sales were generally lower than expected owing to timing of shipments at quarter end. This should correct over the balance of the year. Net earnings increased by $26.7 million owing primarily to increases in copper and lead prices more than offsetting the sharp fall in the price of zinc. In addition, price adjustments on unsettled sales at December 31, 2007 were all positive. Costs, in US dollar terms continue to rise as the dollar weakens. Mr. Phil Wright, the President and CEO of Lundin Mining, commented, "The first quarter was stronger than we expected owing primarily to higher settlement prices on provisionally priced 2007 sales. "We continue to see a strong operating performance at each of the mines with production running at near record levels and we remain comfortable with our previous production guidance. "Aljustrel has started later than expected and there remains some downside risk if start-up parameters are not met. This may reduce zinc forecasts by up to 7,000 tonnes however we are working to offset this elsewhere," Mr. Wright said.

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper-cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia. The Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

For further information, please contact:

Anders Haker, Vice President and CFO: +46-708-10 85 59
Catarina Ihre, Manager, Investor Relations: +46-706-07 92 63
Sophia Shane, Investor Relations North America: +1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

FIRST QUARTER 2008 RESULTS

Unaudited Financial and Operational Highlights
	Three months ended March 31,
(USD $000's)	2008	2007	Change

Sales	$305,732	$193,920	58%
Operating earnings before undernoted items	182,941	117,814	55%
General exploration	(10,086)	(5,231)	93%
Depletion, depreciation & amortization	(52,907)	(34,810)	52%
Derivatives losses	(3,611)	(5,524)	-35%
Foreign exchange losses	(6,224)	(2,720)	129%
Interest and other items	(723)	3,119	-123%

Earnings before income taxes	109,390	72,648	51%
Income tax expense	(30,573)	(20,568)	49%
Net earnings	$78,817	$52,080	51%

Shareholders' Equity	$3,749,929	$2,217,429	69%
Capital expenditures	$79,315	$33,090	140%
Net debt/(surplus)*	$104,176	$(271,439)	-138%

* Non-GAAP measure - Net debt/(surplus) is defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations.
Key Financial Data (i)	Three months ended March 31,
	2008	2007	Change
Shareholders' equity per share (i)	$9.61	$7.75	24%
Basic earnings per share	$0.20	$0.18	11%
Diluted earnings per share	$0.20	$0.18	11%
Dividends	Nil	Nil	-
Equity ratio (i)	72.8%	76.1%	-4%
Shares outstanding:
Basic weighted average	390,821,044	285,453,531
Diluted weighted average	390,942,398	286,057,904
End of period	390,413,431	286,037,718

(i)

Non-GAAP measure – Shareholders’ equity per share is defined as shareholders’ equity divided by total number of shares outstanding at end of period. Equity ratio is defined as shareholders’ equity divided by total assets at the end of period.
Production Summary (ii)	Three months ended March 31,
	2008	2007	Change
Copper (tonnes)	24,940	24,603	1%
Zinc (tonnes)	43,019	37,894	14%
Lead (tonnes)	12,577	11,047	14%
Nickel (tonnes)	1,848	-
Silver (ounces)	717,515	680,828	5%

(ii)

Production is contained metal produced by the Company and excludes pre-acquisition production

Unaudited Results

The results contained in this release are unaudited.

Significant Highlights

  The net earnings for the first quarter of 2008 was $78.8 million compared to net earnings of $52.1 million for the same period in 2007 representing an increase of 51%. Sales in the period was $305.7 million or 58% greater compared with the first quarter 2007. The significant increase is partly a result of the acquisition of Rio Narcea in July 2007 and higher copper and lead prices.

  During the first quarter 2008, the average prices for zinc, lead and nickel decreased by 8%, 11% and 2%, respectively, and copper increased by 7%, compared to the fourth quarter 2007. Compared to the first quarter of 2007, the zinc price was down 30% while lead and copper prices were up 62% and 31%, respectively. The inventory levels of zinc, lead and nickel on the LME all increased during the first quarter 2008 compared to the fourth quarter 2007.

  Unit costs declined at Zinkgruvan, Aguablanca, Galmoy and Storliden despite an increase in the value of the European currencies, in which most of the Company’s costs are incurred. Neves-Corvo’s unit costs increased 15% from the same quarter last year owing to the strength of the Euro, lower byproduct credits and an increase in quarter-end inventories.

  The Company has announced its updated Mineral Reserve and Resource estimate as of December 31, 2007. The 2007 Reserve and Resource estimate represents a significant increase over 2006 due to exploration success in: expanding reserves and replacing production; a reassessment of cut-off grades; and the acquisition of Rio Narcea which added nickel to the Company’s portfolio.

  Considerable investment is being made in near-mine exploration and encouraging results are emerging at Aguablanca, Neves-Corvo and Aljustrel

First Quarter 2008 Operational Summary

  First quarter production was generally in-line with the Company’s expectations.

  Production of contained zinc and lead increased 14% and 14%, respectively, in the quarter compared to the previous corresponding period in 2007. The first quarter of 2007 was significantly affected by industrial actions at the Galmoy mine. Higher zinc and lead grades at the Zinkgruvan mine in the period further contributed to the increased zinc and lead production. Production of contained copper was 1% higher in the first quarter 2008 compared with the same period in 2007. Higher ore production was partially off-set by lower recoveries and head grades at the Neves-Corvo and Storliden mines. Production of nickel metal contained in concentrate amounted to 1,848 tonnes. There was no nickel production prior to the acquisition of Aguablanca.

  In the Aljustrel mine, commercial production is expected to begin in the third quarter of 2008. The Moinho and Feitais operations are scheduled to reach full production during the first quarter of 2009.

  The Company drew a further $95.9 million on the $575 million committed revolving credit facility. Cash flow for the quarter was lower than expected owing to the purchase of $18 million of treasury shares in the open market, payments of current taxes and higher accounts receivable and product inventories reflecting the timing of shipments. Cash flow expectations for the year remain unchanged. At quarter-end, net debt stood at $104 million.

Project Summary

Feasibility study work on the Ozernoe project in Eastern Siberia, Russia progressed during the first quarter 2008. A new Project Director was retained and commenced work in February to lead the project forward. There are a number of challenging issues being addressed on the project including renegotiation of certain milestones contained within the original mineral license. New "strategic sector investment policy" affecting natural resource development in Russia has now passed through the 2nd reading of 3 stages. This new policy has potentially far reaching affects on mining project developments for deposits of the scale of Ozernoe. The Company is following this issue closely.

  Construction progress improved during the first quarter 2008 for the Tenke Fungurume project. The Company’s partner, Freeport McMoRan Copper and Gold Inc. ("Freeport"), performed an overall review of project costs and have advised Lundin Mining that the expected capital costs of the project are now forecast to be materially above their November 2007 forecast of $900 million, with the updated estimate at $1.75 billion. Estimated cost of the project continues to be tracked closely by Freeport to mitigate risks of further increase; however, these can not be ruled out. On February 19, 2008, the Company received a letter from the Ministry of Mines, Government of the Democratic Republic of Congo pertaining to the review of mining contracts in the country. The letter was addressed to Tenke Fungurume Mining S.A.R.L. ("TFM") the entity which is developing the mine and in which the Company has an equity investment of 24.75%. Meetings have been held with DRC Government officials and TFM are cooperating fully with requisite authorities respecting the need for transparency and constructive dialogue to aid in the completion of the contract review process in a successful, timely manner.

  Studies continue on the Lombador zinc mineralised bodies with a target of commencing zinc production in late 2011 or early 2012.

  In the Zinkgruvan Copper Project, ramp construction and underground drifting is progressing on schedule. During the quarter, a process plant package was negotiated and long delivery equipment is on order.

Outlook

  The outlook for 2008 production remains unchanged and is expected to be 92,000 tonnes of contained copper, 202,000 tonnes of contained zinc, 6,800 tonnes of contained nickel and 47,000 tonnes of contained lead. Ramp-up of the Aljustrel mine continues and we should have a better guide as to its likely full-year production by the end of second quarter. In the forecast, Aljustrel accounts for 51,000 tonnes of contained zinc. It has only produced 2,932 tonnes of contained zinc in the first quarter owing to a later than anticipated installation of the zinc circuit. Aljustrel remains the most difficult part of our production to forecast at this stage. A more accurate full year production forecast will be given at the end of the second quarter.

  Treatment charges for zinc concentrates are yet to be settled; however, they are expected to increase in favour of the smelters.

  Development continues with respect to the Tenke Fungurume Copper Project in the DRC and the Zinkgruvan Copper Project. Feasibility studies continue with respect to the Neves-Corvo Lombador Zinc Project and Ozernoe Zinc Project.

  Capital expenditures are still expected to be in the region of $350 million to $400 million in 2008 despite an expected increase of $30 million for the Tenke Project. Tenke expenditures are expected to be between $180 million to $210 million and sustaining capital is expected to be $90 million. The balance is other new investment expenditure. Exploration is expected to remain near or slightly above 2007 levels.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in United States dollars, unless otherwise indicated)

THREE MONTH PERIOD ENDED MARCH 31, 2008

This Management Discussion and Analysis ("MD&A") of Lundin Mining Corporation ("Lundin Mining" or the "Company") has been prepared as of May 14, 2008. The MD&A is intended to supplement and complement the accompanying unaudited interim consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2008 and should also be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2007.

Please also refer to the cautionary statement of forward-looking in formation at the end of this MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and all dollar amounts, including comparatives, are expressed in US dollars unless otherwise indicated.

Overview

Lundin Mining is a Canadian-based international mining company that owns and operates the Neves-Corvo copper/zinc mine and the Aljustrel zinc mine in Portugal, the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead mine in Ireland and the Aguablanca nickel/copper mine in Spain. Additionally, the Company owns the Storliden copper/zinc mine in Sweden, which is operated by Boliden AB. The Company also holds a 24.75% equity interest in the Tenke Fungurume Project, a major copper-cobalt project under development in the Democratic Republic of Congo ("DRC") and a 49% interest in the Ozernoe zinc project in eastern Russia .

Recent Developments and Highlights

Phil Wright appointed President and CEO of Lundin Mining Corporation

On January 16, 2008, Mr. Phil Wright was appointed President and Chief Executive Officer of Lundin Mining Corporation and joined the Board of Directors of the Company. Mr. Wright is an experienced Chief Executive with expertise in operations, large-scale feasibility studies and project management. He has post-graduate finance qualifications, is a graduate of Harvard’s School of Business (PMD) and is a Fellow of the Australian Institute of Company Directors and the Financial Services Institute of Australasia.

Developments in the Tenke Fungurume Copper Project

Under the direction of operating partner, Freeport McMoRan Copper and Gold Inc. ("Freeport"), construction progress advanced during the first quarter 2008 for the Tenke Fungurume copper-cobalt deposit in southern Katanga Province, DRC. The first phase of production facilities is designed to produce 115,000 tonnes of copper cathode per year and a minimum 8,000 tonnes of cobalt in hydroxide and cathode metal per year.

As previously announced on April 23, 2008, Freeport advised the Company of further capital cost increases on the Tenke Project. Capital cost estimates for the project were estimated in October 2007 to be $900 million ($1 billion including advances to a third party for the refurbishment of provincial power facilities). A recent capital cost review prepared in April 2008 indicates estimated capital costs of approximately $1.75 billion (approximately $1.9 billion including loans to a third party for power development). These estimates include substantial amounts for infrastructure to support a larger scale operation than the initial phase of the project.

On February 19, 2008, the Company received a copy of a letter from the Ministry of Mines, Government of the Democratic Republic of Congo ("the Government") pertaining to the review of mining contracts in the country. The letter was addressed to Tenke Fungurume Mining S.A.R.L. ("TFM"), the entity which is developing the mine and in which the Company has an equity investment of 24.75%.

In the letter, the Ministry of Mines requests that further discussions take place regarding the TFM mining partnership with Gecamines, the DRC state-owned mining company. Discussions have been requested in respect of such matters as the quantum of transfer payments; Gecamines percentage share ownership in TFM; Gecamines involvement in the management of TFM; regularization of certain issues under Congolese law; and the implementation of social plans.

The Company believes that its agreements with Freeport and TFM’s agreements with the Government are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code. An appropriate response has been made to the Ministry of Mines.

Updated Mineral Reserves and Resources

On March 28, 2008, the Company announced its updated Mineral Reserve and Resource estimate at December 31, 2007. The 2007 Reserve and Resource estimate represents a significant increase over 2006 resulting from: exploration success in expanding reserves and replacing production; a reassessment of cut-off grades; and the acquisition of Rio Narcea which added nickel to the Company’s portfolio.

For further information on the Company’s Mineral Reserves and Resources, see the March 28, 2008 news release or the Company’s web site: www.lundinmining.com.

Plant Expansion at Neves-Corvo

On May 5, 2008, the Company announced the construction of an additional circuit within the existing copper plant at the Neves-Corvo mine in Portugal to recover copper and zinc currently lost to tailings. The new circuit will facilitate recovery of a proportion of the zinc and copper bearing minerals from the tailings stream as well as provide overall improved management of the mainstream concentrate. Over the life of the mine this project is expected to produce 9,500 tonnes of payable copper, 29,000 tonnes of payable zinc and 370,000 ounces of payable silver.

For further information on the Company’s new zinc circuit at the Neves-Corvo mine, see the May 5, 2008 news release or the Company’s web site: www.lundinmining.com.

Summary of Operations

Metal Produced - Own Production*
		Three months ended March 31,
		2008	2007	Change
Copper	Neves-Corvo	22,712	23,405	-3%
(tonnes)	Storliden	680	1,198	-43%
	Aguablanca*	1,548	-
	Total	24,940	24,603	1%

Zinc	Neves-Corvo	5,792	6,193	-6%
(tonnes)	Zinkgruvan	18,199	17,162	6%
	Storliden	2,377	4,578	-48%
	Galmoy	13,694	9,961	37%
	Aljustrel	2,957	-
	Total	43,019	37,894	14%

Lead	Zinkgruvan	8,782	8,643	2%
(tonnes)	Galmoy	3,795	2,404	58%
	Total	12,577	11,047	14%

Nickel	Aguablanca*	1,848	-
(tonnes)	Total	1,848	-

Silver	Neves-Corvo	242,737	222,792	9%
(ounces)	Zinkgruvan	415,672	439,014	-5%
	Galmoy	59,106	19,022	211%
	Total	717,515	680,828	5%

* Pre-acquisition production from Aguablanca during the quarter ended March 31, 2007 for copper and nickel was 1,645 tonnes and 1,631 tonnes, respectively.
Metal Sold and Payable
		Three months ended March 31,
		2008	2007	Change
Copper	Neves-Corvo	17,506	18,899	-7%
(tonnes)	Storliden	656	1,049	-37%
	Aguablanca	1,269	-
	Total	19,431	19,948	-3%

Zinc	Neves-Corvo	4,005	4,664	-14%
(tonnes)	Zinkgruvan	16,832	13,870	21%
	Storliden	2,020	3,892	-48%
	Galmoy	11,411	7,744	47%
	Total	34,268	30,170	14%

Lead	Zinkgruvan	6,646	10,960	-39%
(tonnes)	Galmoy	2,997	1,411	112%
	Total	9,643	12,371	-22%

Nickel	Aguablanca	1,603	-
(tonnes)	Total	1,603	-

Silver	Neves-Corvo	96,991	124,705	-22%
(ounces)	Zinkgruvan	314,702	603,380	-48%
	Galmoy	38,040	5,213	630%
	Total	449,733	733,298	-39%

Results of Operations

Sales

Total sales increased $111.8 million in the first quarter of 2008 to $305.7 million compared with $193.9 million for the same period in 2007. This increase was due in part to the $51.3 million in revenue added from the acquisition of Rio Narcea’s Aguablanca mine during the third quarter of 2007. Also contributing to the increase were strong realized metal prices for copper and lead combined with a return to normalized production levels at Galmoy in the current year. Offsetting these increases were a reduction in zinc sales due to a 30% reduction in the average price when compared to the same period a year earlier.

Mining Operations

Cost of mining operations increased $37.0 million in the first quarter to $105.0 million compared with $68.0 million for the same period in 2007. Driving the increase was the additional mining costs related to the Aguablanca mine acquired in the third quarter of 2007 and the strengthening of the Euro and Swedish Kronor vis-à-vis the US dollar.

Accretion of Asset Retirement Obligations and Other

During the first quarter of 2008 accretion of asset retirement obligation and provision for severance on mine closure totaled $2.4 million compared to $1.1 million for the same period in 2007. Increased accretion expenses were driven both the strengthening of the Euro and Swedish Kronor, higher accretion charges at Aljustrel and higher mine closure provisions at the Company’s various operations.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased $18.1 million to $52.9 million for the first quarter of 2008 compared with $34.8 million for the same period in 2007. This increase was due primarily to depreciation at the Aguablanca mine, which contributed $17.8 million to the overall increase in the current period.

General Exploration and Project Investigation

General exploration and project investigation costs increased $4.9 million to $10.1 million in the first quarter of 2008 compared with $5.2 million during the same period in 2007. A significant portion of the increase relates to the increased activities in Portugal and the addition of the Rio Narcea exploration costs in Spain.

Exploration and project investigation costs broken down by country are as follows: Portugal - $4.9 million, Sweden - $2.8 million, Ireland - $1.3 million and Spain - $1.1 million.

Selling, General and Administration

Selling, general and administration costs were $11.1 million in the first quarter 2008 compared with $5.4 million during the same period in 2007. This increase was due primarily to severance costs, higher audit and SOX related costs and the costs of maintaining the U.K. operations office that opened in the latter part of 2007.

The Company had previously announced that several of its offices will be closed during 2008. It is expected that closure costs and other re-organisation costs may amount to $20 million and will be weighted towards the second half of 2008. Costs incurred in the quarter in respect of this, and included in selling, general and administration costs, amount to $3.4 million.

Stock Based Compensation

Stock based compensation costs were $4.2 million in the first quarter 2008 compared with $1.5 million in the same period in 2007. The increase relates to the amortization of a comprehensive option grant in the third quarter 2007 combined with executive and senior management level options granted during the current quarter.

Foreign Exchange Losses

Foreign exchange losses increased in the first quarter of 2007 to $6.2 million compared with a loss of $2.7 million for the same period in 2007. The increase in foreign exchange losses was due primarily to a weakening US dollar by 15% against the Euro and 11% against the Swedish Krona.

Losses on Derivative Instruments

Losses on derivative instruments are comprised of realized and unrealized gains and losses from marking-to-market the Company’s outstanding metal forward sales and metal options contracts. The net loss on derivative contracts during the first quarter of 2008 was $3.6 million compared with a net loss of $5.5 million for the same period in 2007. The Company continues to unwind its current hedge profile, with the current quarter losses driven primarily by higher lead prices.

Current Income Taxes

Current income taxes increased $13.5 million to $30.2 million in the first quarter of 2008 compared with $16.7 million during the same period in 2007. The increase is related to higher operating profit at the Neves-Corvo operations.

Operations

Note: All comments compare the three months ended March 31, 2008 to the corresponding three months in 2007, unless otherwise stated.

Zinkgruvan Mine

	Three months ended March 31,
(100% OF PRODUCTION)	2008	2007	Change
Ore mined (tonnes)	243,640	224,696	8%
Ore milled (tonnes)	227,647	235,390	-3%
Grades per tonne
Zinc (%)	8.5	7.7	10%
Lead (%)	4.5	4.2	7%
Recovery
Zinc (%)	94	94	0%
Lead (%)	86	88	-2%
Concentrate grade
Zinc (%)	53.0	53.0	0%
Lead (%)	77.2	77.1	0%
Production (metal contained)
Zinc (tonnes)	18,199	17,162	6%
Lead (tonnes)	8,782	8,643	2%
Silver (oz)	415,672	439,014	-5%
Sales ($000's)	$48,633	$49,476	-2%
*Cash cost per pound	$0.18	$0.23	-22%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

The 10% increase in zinc ore head grade is largely due to the stoping sequence planned during this quarter which accessed high grade areas in the Burkland ore body as well as the Nygruvan 260 stope.

The variance of ore mined and milled reflects the replacement of bearings of the autogenous mill this quarter which detracted 50 hours from planned available operating time. The relative drop in lead recovery was essentially caused by an increase in the pyrhotite content in the ore which detrimentally impacted on the separation process between the zinc and the lead.

Health, Safety & Environment

When compared with the first quarter of 2007, the lost time frequency index (LTFI*) dropped by 76% to 1.17. More focus and rigor has been applied to risk assessments and planned inspections.

Cash Costs

Unit cash costs for this quarter declined 22% to $0.18 per pound, due mainly to higher lead by-product credits as average lead prices increased 62% quarter over quarter.

Projects

The copper project (ref. news release of October 5, 2007) is on schedule and within the approved budget of €37 million. In US dollars, the project is presently projected to be US$6.6 million or 18% over budget owing to exchange rate fluctuation.

Mine Geology & Resource Exploration

A total of 4,929 meters has been drilled this quarter on the main license compared to 3,375 meters during the first quarter of 2007. A greater focus has been given to improve our knowledge of the copper resource.

_________________________
* LTFI is calculated on the basis of number of lost time injuries per 200,000 hours worked

Neves-Corvo Mine

	Three months ended March 31,
(100% OF PRODUCTION)	2008	2007	Change
Ore mined, copper (tonnes)	569,563	553,396	3%
Ore mined, zinc (tonnes)	127,321	94,200	35%
Ore milled, copper (tonnes)	595,310	538,957	10%
Ore milled, zinc (tonnes)	114,896	86,966	32%
Grade per tonne
Copper (%)	4.4	5.0	-12%
Zinc (%)	6.6	8.8	-25%
Recovery
Copper (%)	86	87	-1%
Zinc (%)	77	81	-5%
Concentrate grade
Copper (%)	23.8	23.2	3%
Zinc (%)	48.8	49.2	-1%
Production (metal contained)
Copper (tonnes)	22,712	23,405	-3%
Zinc (tonnes)	5,792	6,193	-6%
Silver (ounces)	242,737	222,792	9%
Sales ($000's)	$169,162	$111,507	52%
*Cash cost per pound	$1.02	$0.65	57%

*Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

Higher mill throughput was insufficient to compensate for lower copper and zinc ore grades as well as lower recovery efficiencies, resulting in a drop in copper and zinc metal contained in concentrates production of 3% and 6%, respectively.

Copper grades were lower this year but are in accordance with the annual mine plan. A slight increase in copper ore grades are expected in the second quarter. Overall zinc ore head grades were lower during this quarter with the majority of ore extracted from the drift and fill areas of Neves South which is lower in zinc grade. The zinc ore grades are expected to increase in the later part of the second quarter as new mini bench areas are brought into production in Lower Corvo and Zambujal.

Overall metal recoveries to concentrate were also lower this year. For the copper ores, higher levels of deleterious elements (principally zinc and mercury) detrimentally affected recoveries. The reduction in zinc recovery from 81% to 77%, quarter on quarter, is a direct consequence of the zinc ore grade being 25% lower at 6.6% zinc this quarter.

Health, Safety & Environment

The LTFI improved by 50% to 0.5 this quarter compared with the first quarter in 2007.

Cash Costs

Unit costs reflect a 57% increase in the operating production cost per pound. This is a consequence of a 15% devaluation of the US dollar against the Euro, lower credits from by-products, lower grades and increased prices for consumable items (cement, steel, diesel). By-product credits were lower as zinc sales were down 14% and unsold inventories were higher due to shipment scheduling.

Projects

During the quarter, a new project for recovering zinc and copper metal from the current copper plant tailing was approved by the Board. The project is scheduled for commissioning during the second half of 2009 and is expected to increase total copper recovered to concentrate by 1.5% while also recovering 23% of the zinc contained in the copper ore to a zinc concentrate of 48% zinc grade.

The Lombador project study program is generally progressing as planned. A pre-feasibility study will now be submitted to the Board prior to awarding the contract for the preparation of a feasibility study to confirm the selected options. Condemnation drilling has been successfully completed for the preferred shaft location and the Geotechnical Drilling programme is underway.

On May 5, 2008, the Company announced the construction of an additional circuit within the existing copper plant at the Neves-Corvo mine in Portugal to recover copper and zinc currently lost to tailings. The new circuit will facilitate recovery of a proportion of the zinc and copper bearing minerals from the tailings stream as well as provide overall improved management of the mainstream concentrate. Over the life of the mine this project is expected to produce 9,500 tonnes of payable copper, 29,000 tonnes of payable zinc and 370,000 ounces of payable silver.

Mine Geology & Resource Exploration

A total of 4,929 meters has been drilled this year to date on the main license compared to 3,375 meters during the first quarter of 2007. A greater focus has been given to improve our knowledge of the copper resource. An additional 6,329 metres of surface exploration drilling was also completed on the Zinkgruvan mine license during the first quarter.

Aguablanca Mine

	Three months ended March 31,
(100% OF PRODUCTION)	2008	2007	Change
Ore mined (tonnes)	407,229	427,401	-5%
Ore milled (tonnes)	405,373	406,749	0%
Grades per tonne
Nickel (%)	0.6	0.5	4%
Copper (%)	0.4	0.5	-7%
Recovery
Nickel (%)	81	74	9%
Copper (%)	93	91	2%
Concentrate grade
Nickel (%)	7.0	7.3	-3%
Copper (%)	5.9	7.3	-19%
Production (metal contained)
Nickel (tonnes)	1,848	1,631	13%
Copper (tonnes)	1,548	1,645	-6%
Sales ($000's)	$51,303	$62,661	-18%
Cash cost per pound*	$7.53	$9.13	-18%

*Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

The 2007 production sales revenue is shown for comparative purposes only and does not reflect the results of the Company. The Company acquired Rio Narcea Gold Mines, Ltd. (owner of the Aguablanca mine) on July 17, 2007.

Production

The lower ore mined results from efforts being directed towards overcoming the backlog of waste mining, announced on November 13, 2007, which has now been fully recovered. The copper grade dropped owing to the erratic nature of the ore body with its lateral and vertical grade variation which impact on nickel and copper grades.

Health, Safety & Environment

The operation registered a number of minor accidents in January which impacted significantly on its quarter LTFI results. The LTFI rose to 15.8 which was equivalent to an increase of 37%, quarter on quarter. Most of the accidents involved contractors and management is working closely with the contractors to reinforce their respective safety programs and reverse the negative trend of accident frequency.

Cash Costs

Unit cash costs of nickel fell owing to lower treatment charges and higher copper by-product credits. These positive effects on cash costs more than offset the impact of an increase in the stripping ratio from 6.9:1 in the first quarter of 2007 to 11.9:1 during this quarter. This ratio is not expected to continue as it reflects the planned "catch up" of waste removal.

Projects

A feasibility study is presently being undertaken on undertaking underground mining and this is expected to be completed later this year. If approved, a plant expansion project will be finalized to cater for the processing of underground ore.

Mine Geology & Resource Exploration

Results from the first deep step-out drill hole (AGU-120) to the south were encouraging; at a down-hole depth of 570 metres, sulphide mineralization was intersected over 21 metres grading 0.52% nickel, including 5.5 metres grading 1.27% nickel.

Galmoy Mine

	Three months ended March 31,
(100% OF PRODUCTION)	2008	2007	Change
Ore mined (tonnes)	128,410	92,770	38%
Ore milled (tonnes)	130,015	94,060	38%
Grades per tonne
Zinc (%)	12.9	12.8	0%
Lead (%)	4.1	3.5	18%
Recovery
Zinc (%)	82	83	-1%
Lead (%)	71	73	-4%
Concentrate grade
Zinc (%)	52.3	51.9	1%
Lead (%)	63.7	64.1	-1%
Production (metal contained)
Zinc (tonnes)	13,694	9,961	37%
Lead (tonnes)	3,795	2,404	58%
Silver (ounces)	59,106	19,022	211%
Sales ($000's)	$26,808	$17,752	51%
*Cash cost per pound	$0.69	$1.15	-40%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

During the first quarter of 2007 production was significantly affected by industrial action as well as collateral consequences surrounding a fatal accident. This quarter has, by and large, followed the 2008 plan although low capacity in the G zone has been compensated by a higher tonnage from the R and K zones. Grades and recoveries are entirely linked to the mining schedule of different ore bodies. During this quarter a high grade lead stope was mined in the R Zone, resulting in the 18% variance between quarters and the lead/zinc ratio and the copper content in the zinc ore have both been at high levels and thus detrimentally affected metal recoveries. During March of this year, an extended period of high lead grade in zinc ore also negatively impacted on recovery. Due to a lower selectivity in the process, lead concentrates have registered high copper and zinc values, which naturally affected the grade of the lead concentrates.

Health, Safety & Environment

The LTFI for this quarter was 7.5, which represents a 38% reduction in the lost time accident frequency rate of 2007. The 12-month rolling average LTFI shows a decreasing trend.

Cash Costs

The unit cash cost per pound dropped from $1.15 in the first quarter of 2007 to $0.71 this quarter. The main reasons for the fall in cash costs were higher sales volumes, improved terms for treatment charges, and an increase in by-product contributions from lead and silver sales.

Projects

Installation of the new Lamella water treatment plant commenced during this quarter after delays in the engineering phase of the project. The installation is expected to be commissioned by the third quarter of this year.

Mine Geology & Resource Exploration

Infill drilling carried out on the western fringe of the R zone has intersected low grade zinc-lead sulphide mineralization.

Aljustrel Mine Development Project

	Three months ended March 31,
(100% OF PRODUCTION)	2008	2007	Change
Ore mined (tonnes)	234,949	-
Ore milled (tonnes)	224,526	-
Grades per tonne
Zinc (%)	4.5	-
Recoveries
Zinc (%)	29	-
Concentrate grade
Zinc (%)	47.1	-
Production (metal contained)
Zinc (tonnes)	2,957	-

Production

The ore treatment plant has produced its first saleable zinc concentrate and the first shipment took place in March. Management are now focusing their efforts on improving the recovery of zinc metal to concentrate.

Since the plant started treatment on January 11, 2008, the throughput rose from 85 tonnes per hour to 140 tonnes per hour on February 28, and this level was maintained throughout March. With the full installation of the zinc line in April, recoveries are expected to improve and the throughput is planned to rise progressively to 226 tonnes per hour by year-end. Zinc recoveries have been slightly lower than planned; however, they reflect the interim start-up processing system which utilized the lead flotation circuit whilst awaiting the commissioning of the remaining zinc circuit.

Zinc metal production guidance given to the market at the beginning of this year has been adjusted down by 3% on the basis of this quarter’s results at the Aljustrel mine.

In the Moinho ore body, stope blasting commenced in January. During the quarter, the definition drilling program was completed and the block model for Moinho updated for copper and zinc reserves.

At the Feitais ore body, ramp development reached a depth of 230 meters. Management expects to bring forward by twelve months the production of zinc and lead concentrates stemming from the Feitais ore body, which was originally scheduled for the second half of 2009. Ore from the Feitais ore body is known for its higher content of recoverable lead and silver, which will provide by-product credits.

The majority of poly metallic base metal projects commissioned over the past 15 years have not achieved the design capacity within the first year of operation due to a variety of unforeseen issues. Nevertheless, commercial production is expected to begin in the third quarter of 2008 and the operation is still scheduled to reach full production during the first quarter of 2009 at a combined rate of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver.

Health, Safety & Environment

The operation registered an LTFI of 2.7 for the quarter, which represents a 60% improvement on the first quarter results in 2007. Management continue to invest in focused training programs for Aljustrel employees and contractors have made a notable effort to enhance their safety performance.

Storliden Mine

	Three months ended March 31,
(100% OF PRODUCTION)	2008	2007	Change
Ore mined (tonnes)	72,550	76,818	-6%
Ore milled (tonnes)	81,039	64,547	26%
Grades per tonne
Copper (%)	0.9	2.0	-54%
Zinc (%)	3.2	7.6	-58%
Recovery
Copper (%)	91	92	-1%
Zinc (%)	90	93	-3%
Concentrate grade
Copper (%)	28.5	29.2	-3%
Zinc (%)	52.9	54.8	-3%
Production (metal contained)
Copper (tonnes)	680	1,198	-43%
Zinc (tonnes)	2,377	4,578	-48%
Sales ($000's)	$9,779	$15,544	-37%
*Cash cost per pound	$(0.11)	$0.09	-222%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

The copper and zinc ore grades were much lower reflecting management’s decision to take advantage of current metal prices and optimize metal recovery in areas not contemplated in this year’s mine plan. Ore grades are expected to rise in the second and last planned quarter of production at this mine.

Health, Safety & Environment

Since commissioning in 2002, the mine has registered only one accident with lost time. During the quarters being compared no lost time accidents were reported.

Cash Costs

The unit cash cost per pound of payable metal sold is significantly lower this quarter than during the same period in 2007 mainly due to higher contributions from the copper by-product credits.

Mine Geology & Resource Exploration

A limited number of infill holes are being drilled in an area close to the ramp system which could potentially provide additional ore for the stoping crews as they enter their final exit sequence from the mine.

Project Highlights

Ozernoe Project

Feasibility study work on the Ozernoe project in the Republic of Buryatia, Eastern Siberia, Russia progressed during the first quarter 2008. Priorities included mineral resource and ore reserve modeling, plant throughput optimization studies, process test work and plant flow sheet development, and investigations related to power and transport infrastructure needs. Mine and pre-stripping design progressed to support an application to Russian authorities for a test mining program. Environmental and social impact assessments also advanced during the quarter as did overall project execution planning.

A new Project Director was retained and commenced work in February to lead the project forward. There are a number of challenging issues being addressed on the project including renegotiation of certain milestones contained within the original mineral license. These milestones need to be extended and while there is no indication that such extensions will not be given, there is no guarantee that these extensions will be granted.

A new "strategic sector investment policy" affecting natural resource development in Russia has now passed through the 2nd reading of 3 stages. This new policy has potentially far reaching affects on mining project developments for deposits of the scale of Ozernoe. The Company is following this issue closely. Partner discussions are ongoing related to the needed license revisions, shareholders terms, project organization, study and project funding realities and other important project issues. The Company has initiated a review of whether evolving investment terms, license amendment progress, and local issues meet the Company’s criteria for ongoing involvement.

Tenke Fungurume Project

Under the direction of operating partner Freeport McMoRan Copper and Gold Inc., construction progress improved during the first quarter 2008 for the world class Tenke Fungurume copper-cobalt deposit in southern Katanga Province, Democratic Republic of Congo ("DRC"). The first phase of production facilities is designed to produce 115,000 tonnes per annum of copper cathode and a minimum 8,000 tonnes per annum of cobalt in hydroxide and cathode metal.

By the end of the quarter, critical site activities including certain civil works and concrete installation was being performed on a 24 hour basis. Progress was also made on camp expansions, villager relocation, permanent housing construction, shop building erection, process pipe rack installation, and process plant tank stainless steel tank erection. Owner’s site and the construction management teams were expanded significantly to manage increased levels of activity. Pre-stripping of the Kwatebala deposit and ore stockpiling advanced with excellent progress, and operator training of Congolese nationals at Freeport’s Arizona and South American operations was initiated. At the end of the quarter, approximately 80% of design engineering and 90% of equipment purchases were completed. Construction progress exceeded the 25% completion point, supported by a construction work force in excess of 2,000 workers. Site safety performance has been excellent to date, with in excess of 2.8 million manhours achieved without a lost time accident.

In parallel, a major power refurbishment project is in progress, advancing commitments by the Tenke project to rebuild all the generators at the Nseke Power Station, west of the Tenke Fungurume concessions towards Kolwezi. This investment, spanning a 5 year period will provide a dramatic improvement to the regional power infrastructure and provide power for significant expansions of production at Tenke Fungurume. During the quarter the project also invested in national highway upgrades between Tenke Fungurume and Likasi to maintain regional traffic during the rainy season. Related to social investment, more than 20 micro enterprise businesses are functioning aided by project funding to kick start local entrepreneurial developers in the area, and the Tenke Fungurume project is assisting, along with a consortium of other regional mine developers and the Lundin for Africa Foundation, in the refurbishment of the Mutoshi Vocational Training School in Kolwezi.

During the quarter, Freeport performed an overall review of project costs and in April, Freeport advised the Company that the expected capital costs of the project are now forecast to be materially above their previous forecasts which were estimated in October 2007 to be $900 million ($1 billion including advances to a third party for the refurbishment of provincial power facilities). Approximately $475 million in project costs have been incurred to date.

The recent capital cost review indicates estimated capital costs of approximately $1.75 billion, (approximately $1.9 billion including loans to a third party for power development). These estimates include substantial amounts for infrastructure to support a larger scale operation than the initial phase of the project. This includes the provision of expanded power generating capacity. This regional power infrastructure investment is now estimated to be in the range of US$175 million, the majority of which is expected to be funded through a loan to the DRC State power authority.

The latest capital cost estimates include: provision for expanded housing and support facilities for the project work force; enhancements to national roads and bridges; extended social and training initiatives. The latest estimates also reflect substantial industry-wide escalation in construction costs and the incremental costs to develop the project in Central Africa, where infrastructure and logistics are challenging in developing a green field project.

Freeport is responsible for funding 70 percent of the project development costs and is also responsible for financing Lundin Mining’s share of certain project cost overruns. Hence, the funding of the majority of this increase is covered by overrun protection from Freeport and the Company does not expect this to have a material impact on our cash flow through to start-up.

The Company has previously indicated that it expected its contribution to the Tenke Project to be in the range of $150 million to $180 million in 2008. This is now expected to be in the range of $180 million to $210 million.

Freeport is currently reviewing the latest cost estimates with its partners and will strive to enhance the economic returns of the project while progressing its plans for developing infrastructure in the area that will enable rapid expansion of this high potential resource.

First copper production is expected in the second half of 2009. Estimated cost of the project continues to be tracked closely by Freeport to mitigate risks of further increase; however, these can not be ruled out.

On February 19, 2008, the Company received a letter from the Ministry of Mines, Government of the Democratic Republic of Congo pertaining to the review of mining contracts in the country. The letter was addressed to Tenke Fungurume Mining S.A.R.L. ("TFM") the entity which is developing the mine and in which the Company has an equity investment of 24.75%. Management believes that its agreements with the government of DRC are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code. Meetings have been held with DRC Government officials and TFM are cooperating fully with requisite authorities respecting the need for transparency and constructive dialogue to aid in the completion of the contract review process in a successful, timely manner.

Neves-Corvo – Lombador Zinc Project

During the first quarter 2008, drilling continued to assist in new shaft studies, and for infill and mineral resource assessments. Metallurgical test work also advanced, and requests for proposals were issued to international consultants for shaft and winder studies, and for the overall Lombador feasibility study. Comparison of various development options to pre-feasibility study level are planned for the second quarter, and depending on results, the intent is to have a full feasibility study advanced immediately upon confirming the preferred development scenario. Subject to successful study results and future Board decisions, the objective is to start mining Lombador in late 2011 or early 2012.

Zinkgruvan Copper Project

Incline ramp development progresses at Zinkgruvan to facilitate development of a copper deposit lying adjacent to one of Zinkgruvan’s zinc deposits in Sweden. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility through both a second underground crusher and ramp access down through the Cecilia west deposits. Ramp construction and underground drifting is progressing on schedule. During the quarter a process plant package was negotiated and long delivery equipment is on order. The objective for first copper production from the Zinkgruvan copper deposit is 2010.

Exploration Highlights

Portugal

Neves-Corvo Mine Exploration (Copper, Zinc)

A total of 12,159 metres of surface drilling was completed at Neves-Corvo in first quarter 2008 which included:

  Step-out exploration drilling from the thick, high-grade copper-zinc massive sulphides intersected last year at Lombador in deep drillhole NF34; Drillhole NE28A-2 intersected 3.5 metres* grading 2.0% copper from 1026.0m, 30.0 metres* grading 8.0% zinc from 1031.0m and 4.2 metres* grading 2.1% copper from 1077.4m; Drillhole ND32A intersected 51.4 metres* grading 5.4% zinc, 1.8% lead and 0.5% copper from 1048.6m including higher grade zones of 6.1 metres* grading 8.5% zinc, 3.5% lead and 13.7 metres* grading 8.0% zinc, 2.2% lead; additional drill results are pending.

  Resource definition drilling at the Lombador South Zinc Zone; Drillhole NG26-2 intersected 55.0 metres* grading 6.0% zinc and 1.3% lead including a higher grade zone of 13.0 metres* grading 10.0% zinc and 3.1% lead.

  Step-out exploration drilling to expand the current copper-zinc resources at the Neves and Zambujal deposits; drill results are pending

  Step-out exploration drilling to extend the "Copper Corridor" between the Corvo and Graça deposits; drill results are pending

  Shaft condemnation drilling for the Lombador Zinc Project.

* estimated true width

Aljustrel Mine Exploration (Copper, Zinc)

Exploration drilling at Aljustrel resumed in March with a total of 941m drilled during the reporting period. The initial focus of this program is to expand and upgrade the present inferred copper resource at the Feitais deposit to the indicated resource category. During the quarter, final assay results from the 2007 drill program were received. Significant intersections from the 2007 program include:

  Drillhole FS07086: 34.8 metres* grading 2.7% copper including a high grade zone of 8 metres* grading 6.3% copper, plus an additional zone of 6.0 metres* grading 3.8% copper

  Drillhole FS07087: 24.9 metres* grading 3.2% copper including 12 metres* grading 4.7% copper and 22.8 metres* grading 6.6% zinc, 2.4% lead, 80 gpt silver

  Drillhole FS07088: 29.0 metres* grading 2.0% copper

  Drillhole FS07091: 12.5m grading 8.7% zinc, 3.9% lead and 101 gpt silver

  Drillhole FS07092: 13.6 metres* grading 3.8% copper

  Drillhole FS07093: 26 metres* grading 4.0% copper, including a high-grade zone of 12 metres* grading 6.4% copper Drillhole FS07094-1: 12m grading 2.4% copper

  Drillhole FS07096: 36m grading 2.5% copper

* estimated true width

Iberian Pyrite Belt, southern Portugal (Copper, Zinc)

A total of 778 metres of greenfields exploration drilling was carried out in first quarter 2008 in the historic Montinho mine area located 13 km southwest of Aljustrel and tested two transient electromagnetic ("TEM") geophysical anomalies, the most interesting of which is located down-dip of known massive sulphide mineralization. No significant mineralization was encountered; the cause of the TEM anomalies has been interpreted to be conductive graphitic sedimentary rocks that were intersected.

TEM surveying was also conducted in first quarter 2008 on several regional targets comprised of coincident gravimetric geophysical anomalies and favourable geology, focusing on areas within the Castro Verde exploration permit and the Neves Corvo mine lease.

Spain

Aguablanca Mine Exploration (Nickel, Copper)

Drilling completed during first quarter 2008 at Aguablanca totaled 2,209 metres including 973 metres of in-fill resource definition drilling and 1,236 metres of step-out exploration drilling. An additional drill rig was mobilized in March to speed up progress and to execute a series of deep step-outs to the south of the known deposit. A total of four drill rigs are now fully operating on the mine site.

The exploration campaign in first quarter 2008 was focused on:

  Step-out drilling of Target Areas 108 and 117 located at depth to the northwest of the deposit;

  Completion of in-fill resource definition drilling of the Deep Body that has now been outlined over a strike length of 225 metres and remains open;

  Step-out drilling along strike to the east of the Deep Body; and

  Deep step-out drilling to the south and down-plunge of the known deposit.

Step-out exploration drilling is testing for a southern extension of the orebody that is bounded to the south by a thick, faulted, unmineralized intrusion. Results from the first deep step-out drill hole (AGU 120) to the south of this intrusive were encouraging; at a down-hole depth of 570 metres, strong sulphide mineralization was intersected over 21 metres grading 0.52% nickel including 5.5 metres grading 1.27% nickel. This significant drill intersection is located approximately 200 metres horizontally from the nearest previously known resource mineralization. Step-out drilling will continue in the second quarter.

Ossa Morena Regional Exploration, southern Spain (Nickel, Copper, PGM)

A total of 327 metres in two drill holes was completed at the Cortegana nickel-copper target area. Broad zones of low-grade, disseminated sulphide mineralization (46.35m grading 0.14% nickel) were encountered that could represent the outer halo of a higher grade Aguablanca-type breccia zone. Reconnaissance drilling was also initiated at the Pequeño Buda nickel-copper prospect. This target area has not previously been drilled; it is characterized by a strong copper/nickel-in-soil geochemical anomaly coincident with a series of mafic/ultramafic bodies intruding into lower Paleozoic metasediments.

Regional targeting efforts continued in first quarter 2008 with assessment of the results of the airborne Geotech VTEM survey completed in fourth quarter 2007 in addition to prospecting and mapping of the most prospective target areas.

Toral Project, northwest Spain (Zinc, Lead, Silver)

Planned drilling at the Toral property was completed in first quarter 2008. The final hole, targeting the deep, down-dip extension of the historic resource, was stopped at the final depth of 1287.2m. Unfortunately the hole failed to intersect the target zone because of a wide fault zone that was encountered towards the bottom of the hole. No additional drilling is planned for second quarter 2008.

Ireland

Galmoy Mine Exploration (Zinc, Lead)

Exploration drilling was significantly reduced at the end of first quarter 2008. During the quarter the lateral extent of the M-Zone was further defined and significant yet narrow intersections of zinc mineralization were encountered at the western fringe of the R Orebody.

Longford Block - Keel (Zinc, Lead)

The Keel property is located in Longford County, Ireland. Drilling is focused on locating satellite deposits in the vicinity of the Keel zinc-lead deposit. No significant mineralization was intersected within the five holes drilled in the first quarter. Additional target generation work is planned for second quarter 2008.

West Limerick (Zinc, Lead)

The license is located approximately 80 km west of the Galmoy Mine. The drill program was finished with three holes completed and no significant mineralization detected. Additional target generation work is planned for second quarter 2008.

Sweden

Zinkgruvan Mine Exploration (Zinc, Lead, Silver)

The objectives for the quarter were to better drill-define the mineralized zones previously encountered within the deep Dalby target area and to confirm the extension of the Zinkgruvan mine stratigraphy into the Finnafalet target area. Both areas are located northwest of the mine. The drilling at Dalby has shown that the high-grade Dalby mineralized horizon extends to the north but is more structurally complex than previously thought. Within the Finnafallet area, drilling has shown that the mine horizon extends to the north of the mine although no significant mineralization has been encountered to date. Exploration drilling will continue next quarter. Underground exploration drifting continued as planned.

Bergslagen Regional Exploration, southern Sweden (Zinc, Lead, Silver)

Systematic testing of regional targets continued in the first quarter with the objective of finding new zinc-lead-silver deposits that can represent additional feed for the Zinkgruvan mill. Geophysical surveys and then drilling were completed at the Tvistbo, Högfors, Lindbastmora, Stora Krigstjärn and Viker target areas. Additional resource-grade sulphide mineralization was intersected at Tvistbo. More regional drilling is planned for the second quarter.

Skellefte Regional Exploration, northern Sweden (Copper, Zinc)

Exploration in this area was curtailed in the final quarter of last year. Offers from interested parties are being considered with the objective of finalizing an agreement by mid-year. A purchase-sale agreement for the Norrliden Project is planned for completion early in the second quarter.

Metal prices, LME inventories and smelter treatment and refining charges

During the first quarter 2008, the average prices for zinc, lead and nickel decreased by 8%, 11% and 2%, respectively, compared to the fourth quarter 2007. During the same period, the copper price increased by 7%. The inventory levels of zinc, lead and nickel on the London Metal Exchange ("LME") all increased during the first quarter 2008 compared to the fourth quarter 2007. At the end of the first quarter 2008, the LME stocks of zinc were 124,375 tonnes (Q4: 89,150 tonnes), lead 49,050 tonnes (Q4: 45,475 tonnes) and nickel 49,866 tonnes (Q4: 47,946 tonnes). The LME inventory for copper, on the other hand, decreased substantially during the first quarter 2008 and ended the quarter at 112,500 tonnes (Q4: 197,450 tonnes).

		Three months ended March 31,
(Average LME Prices)		2008	2007	Change
Zinc	US$/pound	1.10	1.57	-30%
	US$/tonne	2,426	3,460	-30%

Lead	US$/pound	1.31	0.81	62%
	US$/tonne	2,891	1,787	62%

Copper	US$/pound	3.52	2.69	31%
	US$/tonne	7,763	5,941	31%

Nickel	US$/pound	13.09	18.80	-30%
	US$/tonne	28,863	41,448	-30%

During the quarter there has been very little spot activity in the zinc concentrates market outside China. The negotiations of the treatment charge for the annual contracts between miners and smelters are ongoing but so far there has been no major settlements. However, the general view is that the terms will improve in favor of the zinc smelters.

The spot treatment charge for copper concentrates dropped during the first quarter 2008 to $9 per dry metric tonne ("dmt") of concentrates at the end of the quarter with a refining charge of $0.009 per payable pound of copper contained. This should be compared with the spot treatment and refining charges at the end of 2007 of $46 per dmt and $0.046 per payable pound copper contained respectively. The annual negotiations of copper concentrates terms between miners and smelters for 2008 settled at a treatment charge of $45 per dmt of concentrates and an refining charge of $0.045 per payable pound of copper contained, an improvement in favor of the miners compared to 2007. Furthermore, the annual settlement did not include any price participation, a mechanism of price sharing whereby the refining charge increases in favor of the smelter as the copper price increases.

In the lead concentrates market there has been very little spot activity outside China. Most of the annual contracts for 2008 have been settled but there is no clear benchmark and the level of the treatment charge varies with the complexity of the qualities of lead concentrates. The level of terms in Europe for 2008 is in the range of $310-$350 per dmt of concentrates based on a lead price of $2,500 per metric tonne and with an upward escalation of $0.10 per dmt of concentrates for each $1 per metric tonne increase in the lead price above $2,500. The downward escalator is $0.05 per dmt for each $1 per metric tonne decrease in the lead price below $2,500. This is an improvement in favor of the smelters compared to the terms for 2007.

The Company’s nickel concentrates are sold under multi-year contracts and will not be affected by this increase.

Currencies

	Three months ended March 31,
(Average Exchange Rates)	2008	2007	Change
SEK/US$	6.27	7.01	11%
SEK/Cdn$	6.25	5.98	-5%
Cdn$/US$	1.00	1.17	15%
US$/Euro	1.50	1.31	-15%

Liquidity and Capital Resources

Cash Resources

The Company has cash and cash equivalents of $92.6 million as at March 31, 2008 compared with $133.2 million as at December 31, 2007, a decrease of $40.6 million for the quarter. The decrease was due primarily to funding $42 million for the Tenke project, payments of $18 million for treasury shares purchased in the open market, $65.9 million of current taxes paid, and $79.3 million of capital expenditures and capitalized pre-operating costs. These uses of cash were offset by a $95.9 million drawdown on the credit facility and $139.9 million net cash generated from operating activities before working capital changes and reclamation payments. The Company expects that cash flow from operating activities will increase significantly during the second quarter 2008 compared with the first quarter 2008.

During the first quarter of 2008 the Company drew a further $95.9 million on the $575 million revolving credit facility, increasing the total outstanding on the facility to $135.2 million as at March 31, 2008.

Equity Capital Resources

Shareholders’ equity at March 31, 2008 was $3,750.0 million, an increase of $310.0 million for the first quarter. This increase was due primarily to $139.2 million increase in other comprehensive income, driven by increase of $167.6 million in cumulative translation adjustments from a strong Euro and Swedish Krona where the company’s operating assets are held. As part of the normal course issuer bid, the Company made purchases of $14.7 million during the first quarter at an average price of CAD $8.59 per shares.

Hedging

The Company enters into derivative contracts for the purpose of managing risks and not for trading purposes. As at March 31, 2008, the liability on marking-to-market the outstanding derivative contracts was $9.8 million. The Company has not entered into any metal or foreign exchange hedges during the first quarter.

Critical Accounting Estimates

The Company’s accounting policies are described in Note 3 of the annual consolidated financial statements for the year ended December 31, 2007. For a complete discussion of those policies deemed most critical by the Company, refer to the Company’s 2007 annual MD&A, available on the SEDAR website, www.sedar.com.

Changes in Accounting Policies

Effective for the first quarter beginning on January 1, 2008, the Company has adopted Sections 1535, 3031 and 3862 of the CICA Handbook, "Capital Disclosures", "Inventories" and "Financial Instruments – Disclosures".

Section 1535, Capital Disclosures establishes standards for disclosing quantitative and qualitative information about the Company’s capital and how it is managed, thereby enabling users to evaluate the Company’s objectives, policies and processes for managing capital.

Section 3031, Inventories prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

Section 3862, Financial Instruments – Disclosures requires additional disclosure of the significance of financial instruments to the Company’s financial position and performance as well as quantitative and qualitative information that enable users to evaluate the nature and extent of risks arising from those financial instruments.

The adoption of these new handbook sections did not result in any changes to the Company’s current period earnings nor did they require any adjustment to the opening balances; rather, they provided additional disclosure in the notes to the financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

Risks and Uncertainties

The operations of Lundin Mining involve certain significant risks, including but not limited to credit risk, foreign exchange risk, and derivative risk. For a complete discussion of the aforementioned risks, refer to the Company’s 2007 Annual Information Form, available on the SEDAR website, www.sedar.com and specific qualifications, if any, included in the management discussions regarding each mine and project in this document. Additionally, refer to Notes 12 and 13 in the interim consolidated financial statements for the quarter ended March 31, 2008 for an expanded discussion of these risks.

Reclamation Fund

As at March 31, 2008, the Company had $64.6 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

Outstanding share data

As at May 14, 2008, the Company had 390,413,431 common shares issued and outstanding and 6,988,868 stock options and 306,720 stock appreciation rights outstanding under its stock-based incentive plans.

Non-GAAP Performance Measures

Zinc, copper and nickel cash production cost (US$-pound) are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Reconciliation of unit cash costs of payable copper, zinc and nickel metal sold to the consolidated statements of operations

(Unaudited, in thousands of US dollars, except zinc, copper and nickel cash production cost per pound)

	Zinkgruvan		Storliden		Galmoy
	Three months ended March 31,
Zinc	2008	2007	2008	2007	2008	2007
Operating expenses, excluding depreciation	$15,315	$13,377	$6,101	$7,688	$16,743	$12,750
Treatment charges	10,924	13,755	1,405	3,764	8,805	9,092
By-product credits	(19,711)	(19,969)	(6,247)	(6,813)	(7,746)	(2,180)
Other items affecting cash production costs	-	-	(1,746)	(3,850)	(495)	-
Total	$6,528	$7,163	$(487)	$789	$17,307	$19,662

Zinc metal payable (tonnes)	16,832	13,870	2,020	3,892	11,411	7,744
Zinc metal payable (000's pounds)	37,098	30,569	4,452	8,578	25,150	17,068
Zinc cash production cost per
pound payable metal sold	$0.18	$0.23	$(0.11)	$0.09	$0.69	$1.15

Neves-Corvo
	Three months ended
	March 31,
Copper	2008	2007
Operating expenses, excluding depreciation	$44,116	$33,813
Treatment charges	8,643	11,539
By-product credits	(8,369)	(12,177)
Other items affecting cash production costs	(4,981)	(5,979)
Total	$39,409	$27,196

Copper metal payable (tonnes)	17,506	18,899
Copper metal payable (000's pounds)	38,583	41,653
Copper cash production cost per
pound payable metal sold	$1.02	$0.65

Aguablanca
	Three months ended
	March 31,
Nickel	2008	2007*
Operating expenses, excluding depreciation	$22,714	$11,758
Treatment charges	19,216	26,680
By-product credits	(15,326)	(10,000)
Other items affecting cash production costs	-	952
Total	$26,604	$29,390

Nickel metal payable (tonnes)	1,603	1,460
Nickel metal payable (000's pounds)	3,533	3,218
Nickel cash production cost per
pound payable metal sold	$7.53	$9.13

* Includes pre-acquisition statistics.

Reconciliation of realized prices

	Three months ended March 31, 2008
($ millions)	Copper	Zinc	Nickel	Lead
Invoiced sales	$151.8	$83.5	$46.0	$28.9
Pricing adjustments	36.7	-	9.2	2.0
Sales before TC/RC	$188.5	$83.5	$55.2	$30.9

Payable Metal (tonnes)	19,431	34,268	1,603	9,643

Realized prices, $ per pound	4.40	1.11	15.62	1.45
Realized prices, $ per tonne	9,701	2,437	34,435	3,204

Outstanding receivables (provisionally valued) as of March 31, 2008

	Tonnes payable	Valued at
	metal	price per tonne
Copper	9,755	$8,431
Zinc	26,060	$2,342
Nickel	1,902	$29,983
Lead	4,435	$2,793

Management’s Report on Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures. Other than the hiring of Phil Wright as the Company President and CEO in January 2008, there have been no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect the Company’s disclosures.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Other than the hiring of Phil Wright as the Company President and CEO in January 2008, there have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel, cobalt and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment in the countries where the Company has its mining operations and projects in will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Other Information

Additional information regarding the Company is included in the Company’s Annual Information Form ("AIF") and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission ("SEC"), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.

LUNDIN MINING CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited - in thousands of US dollars)

	March 31,	December 31,
	2008	2007
ASSETS
Current
Cash and cash equivalents	$92,606	$133,207
Accounts receivable	199,868	110,873
Inventories	82,310	46,791
Prepaid expenses	11,998	11,298
	386,782	302,169
Reclamation fund	64,616	59,174
Mineral properties, plant and equipment	2,418,608	2,233,030
Investments	1,542,154	1,525,181
Other assets	8,478	6,763
Future income tax assets	83,294	80,582
Goodwill	545,608	503,925
	$5,049,540	$4,710,824
LIABILITIES
Current
Accounts payable	$108,027	$106,266
Accrued liabilities	90,324	90,865
Income taxes payable	77,281	103,526
Current portion of long term debt and capital leases	8,237	8,640
Current portion of deferred revenue	4,929	7,243
	288,798	316,540
Long-term debt and capital leases	188,545	89,496
Other long-term liabilities	7,387	5,301
Deferred revenue	162,826	148,878
Derivative instruments liability	9,842	10,502
Provision for pension obligations	18,789	17,074
Asset retirement obligations and other provisions	145,995	132,080
Future income tax liabilities	476,927	448,619
Non-controlling interest	502	528
	1,299,611	1,169,018
SHAREHOLDERS' EQUITY
Share capital	3,219,671	3,233,682
Contributed surplus	18,317	14,179
Accumulated other comprehensive income	410,480	271,301
Retained earnings	101,461	22,644
	3,749,929	3,541,806
	$5,049,540	$4,710,824

APPROVED BY THE BOARD

(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Lukas H. Lundin, Director	Dale C. Peniuk, Director
See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - in thousands of US dollars, except for shares and per share amounts)

	Three months ended
	March 31,
	2008	2007
Sales	$305,732	$193,920
Expenses
Mining operations	(104,988)	(68,033)
Accretion of asset retirement obligations	(2,447)	(1,120)
Depreciation, depletion and amortization	(52,907)	(34,810)
General exploration and project investigation	(10,086)	(5,231)
Selling, general and administration	(11,121)	(5,433)
Stock-based compensation	(4,235)	(1,520)
Foreign exchange losses	(6,224)	(2,720)
Losses on derivative instruments	(3,611)	(5,524)
Interest and other income and expenses	2,813	4,029
Interest and bank charges	(3,416)	(910)
	(196,222)	(121,272)
Earnings before undernoted items	109,510	72,648
Operating losses in equity investments	(111)	-
Loss on sale of assets	(12)	-
Non-controlling interest	3	-
Earnings before income taxes	109,390	72,648
Current income taxes	(30,229)	(16,700)
Future income taxes	(344)	(3,868)
Net earnings for the period	$78,817	$52,080

Earnings per share
Basic	$0.20	$0.18
Diluted	$0.20	$0.18
Weighted average number of shares outstanding
Basic	390,821,044	285,453,531
Diluted	390,942,398	286,057,904

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited - in thousands of US dollars)

	Three months ended
	March 31,
	2008	2007

Net earnings for the period	$78,817	$52,080
Other comprehensive income
Decrease in fair value of available-for-sale securities, net of taxes	(28,477)	8,357
Unrealized loss on available-for-sale securities disposed during the period	24	-
Cumulative translation adjustment	167,632	19,602
	139,179	27,959
Comprehensive income for the period	$217,996	$80,039

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited - in thousands of US dollars)

				Accumulated
				Other
	Number of	Share	Contributed	Comprehensive	Retained
	Shares	Capital	Surplus	Income	Earnings	Total
Balance, December 31, 2007	392,489,131	$3,233,682	$14,179	$271,301	$22,644	$3,541,806
Stock-based compensation	-	-	4,235	-	-	4,235
Exercise of stock options & SARs	75,000	546	-	-	-	546
Transfer of fair value on exercise of stock options & SARs	-	97	(97)	-	-	-
Shares purchased and cancelled pursuant to normal course issuer bid	(2,150,700)	(14,654)	-	-	-	(14,654)
Translation adjustment for the period	-	-	-	167,632	-	167,632
Changes in fair value of available-for-sale securities	-	-	-	(28,477)	-	(28,477)
Unrealized loss on available-for-sale securities disposed during the period	-	-	-	24	-	24
Net earnings for the period	-		-	-	78,817	78,817
Balance, March 31, 2008	390,413,431	$3,219,671	$18,317	$410,480	$101,461	$3,749,929

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - in thousands of US dollars)

	Three months ended March 31,
	2008	2007
Operating activities
Net earnings for the period	$78,817	$52,080
Items not involving cash
Depreciation, depletion and amortization	52,907	34,912
Amortization of deferred revenue	(1,619)	(1,107)
Stock-based compensation	4,235	1,520
Future income tax expense	344	3,868
Accretion on asset retirement obligations	1,556	-
Provision for pensions	891	221
Other	(196)	4,230
Unrealized losses (gains) on derivative instruments	(1,378)	7,095
Unrealized foreign exchange losses	4,354	3,791
	139,911	106,610
Reclamation payments	(113)	-
Changes in non-cash working capital items	(136,318)	(95,937)
Cash flow from operating activities	3,480	10,673
Financing activities
Common shares issued	544	4,310
Put premium payments	-	(3,889)
Proceeds from loans and other long-term obligations	95,871	-
Purchase of treasury shares	(17,974)	-
Debt and capital lease payments	(1,278)	(1,106)
	77,163	(685)
Investing activities
Mineral property, plant and equipment expenditures	(79,315)	(33,090)
Investment in Tenke Fungurume	(42,000)	-
Investments in available-for-sale securities	(4,675)	(58,430)
Other	517	4
	(125,473)	(91,516)
Effect of foreign exchange on cash and cash equivalents	4,229	(3,249)
Decrease in cash and cash equivalents during period	(40,601)	(84,777)
Cash and cash equivalents, beginning of period	133,207	402,170
Cash and cash equivalents, end of period	$92,606	$317,393

Supplemental Cash Flow Information (Note 14)

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

1.

BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 3 to the Company’s consolidated financial statements for the year ended December 31, 2007.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s 2007 audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Certain of the 2007 figures have been reclassified to conform to the 2008 presentation.

2.

SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

New Accounting Standards

Effective January 1, 2008 the Company has adopted the following CICA accounting standards:

a)

Section 1535 – Capital Disclosures

This Section establishes standards for disclosing quantitative and qualitative information about the Company’s capital and how it is managed, thereby enabling users to evaluate the Company’s objectives, policies and processes for managing capital.

b)

Section 3031 – Inventories

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. Adoption of this standard did not have any effect on the financial statements.

c)

Section 3862 – Financial Instruments – Disclosures

This Section requires additional disclosure of the significance of financial instruments to the Company’s financial position and performance as well as quantitative and qualitative information that enable users to evaluate the nature and extent of risks arising from those financial instruments.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

3.

INVENTORIES

Inventories consist of:
	March 31,	December 31,
	2008	2007
Ore stock piles	$21,273	$9,858
Concentrate stock piles	29,161	11,449
Materials and supplies	31,876	25,484
	$82,310	$46,791

4.

MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:
	March 31, 2008
		Accumulated
		depreciation,
		depletion and
	Cost	amortization	Impairment	Net
Exploration properties	$304,172	$-	$-	$304,172
Mineral properties	1,954,488	335,155	-	1,619,333
Plant and equipment	440,352	88,833	-	351,519
Development	143,584	-	-	143,584
	$2,842,596	$423,988	$-	$2,418,608

	December 31, 2007
		Accumulated
		depreciation,
		depletion and
	Cost	amortization	Impairment	Net
Exploration properties	$281,787	$-	$-	$281,787
Mineral properties	1,874,790	298,775	78,590	1,497,425
Plant and equipment	421,962	73,288	-	348,674
Development	219,657	-	114,513	105,144
	$2,798,196	$372,063	$193,103	$2,233,030

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

5.

INVESTMENTS

Investments include the following:
	March 31,	December 31,
	2008	2007
Available-for-sale securities	$182,982	$207,814
Equity investments	1,359,172	1,317,367
	$1,542,154	$1,525,181

(a)

Available-for-sale securities

Available-for-sale securities consist of marketable securities which had a market value of $182.9 million at March 31, 2008 (December 31, 2007 – $207.8 million). These investments consist of shares in publicly traded mining and exploration companies.

The Company holds less than a 20% equity interest in each of the company in which it holds available-for-sale securities and does not exercise significant influence over any of these companies.

(b)

Equity investments

Equity investments consist of the following:
	March 31,	December 31,
	2008	2007
Tenke Fungurume Holdings Ltd.	$1,356,814	$1,314,814
Sanu Resources Inc.	2,358	2,553
	$1,359,172	$1,317,367

During the quarter ended March 31, 2008, the Company made additional cash advances of $42.0 million to fund its portion of the Tenke project expenditures.

On February 19, 2008, the Company received a copy of a letter from the Ministry of Mines, Government of the Democratic Republic of Congo (the "Government") pertaining to the review of mining contracts in the country. This letter was addressed to Tenke Fungurume Mining S.A.R.L. ("TFM") and request further discussions take place with Gecamines, the DRC state-owned mining company, on such matters as the quantum of transfer payments, percentage share ownership and its involvement in the management in TFM, regularization of certain issues under Congolese law and the implementation of social plans.

The Company believes that its agreements with Freeport McMoRan Copper and Gold Inc. ("Freeport") and TFM’s agreements with the Government are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code. An appropriate response has been made to the Ministry of Mines; however, until there is a resolution in this matter, the carrying value of the Company’s interest is subject to uncertainty.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

6.

LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consist of:
	March 31,	December 31,
	2008	2007

Five year revolving credit facility	$135,222	$40,352
Somincor bonds due 2009	42,625	39,369
Capital lease obligations	8,193	8,358
Deferred employee housing sales	297	274
Investment incentive loan	550	729
Aljustrel debt	2,723	2,516
Rio Narcea debt	7,172	6,538
	196,782	98,136
Less: current portion	(8,237)	(8,640)

	$188,545	$89,496

Management believes that the fair value of long-term debt approximates its carrying value.

7.

DEFERRED REVENUE

The following table summarizes the changes in deferred revenue balance:
Balance, December 31, 2007	$156,121
Amortization during period	(1,619)
Effect from changes in foreign exchange rates	13,253
167,755
Less: current portion	(4,929)

Balance, March 31, 2008	$162,826

8.

DERIVATIVE INSTRUMENTS LIABILITY

The derivative contracts include forward sale, swap, option contracts for the purpose of managing the related risks and are not for trading purposes. As at March 31, 2008, the Company had derivative liabilities for future metal delivery commitments as follows:
			Outstanding Contractual Obligations due
		2008		2009		2010 and beyond

			Average price	Quantity	Average price	Quantity	Average price	Fair Value as at
	Units	Quantity		(000's)		(000's)		March 31, 2008

Lead	tonnes	6,375	$0.68	-	-	-	-	$(8,359)
Zinc	tonnes	1,800	$1.23	-	-	-	-	670
Silver	ounces	75,276	$11.60	117,072	$11.60	167,460	$11.60	(2,153)
								$(9,842)

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

9.

ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relating to the operations of Neves-Corvo, Zinkgruvan, Storliden, Aljustrel, Aguablanca and Galmoy mines, are as follows:
		Employee
		Severance due
	Site	on mine
	Restoration	closure	Total

Balance, December 31, 2007	$121,871	$10,209	$132,080
Accretion expense	1,530	-	1,530
Other provisions	-	891	891
Reclamation expenditures	(350)	-	(350)
Effect on changes in foreign exchange rates	10,198	1,646	11,844
Balance, March 31, 2008	$133,249	$12,746	$145,995

10.

HARE CAPITAL

(a)

The authorized and issued share capital is as follows:

Authorized – unlimited number of common shares with no par value and one special share with no par value.

(b)

Stock options

The Company has an incentive stock option plan (the "Plan") available for certain employees, directors and officers to acquire shares in the Company. At the October 19, 2006 Special Meeting of Shareholders, the shareholders of the Company approved a resolution setting the number of shares reserved under the Plan at 7,000,000. As a result of a three-for-one stock split of the Company's shares on February 5, 2007, the number of shares reserved under the Plan amounts to 21,000,000, which is less than 10% of the number of issued and outstanding shares of the Company. The term of any options granted will be fixed by the Board of Directors and may not exceed 10 years from the date of grant.

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted or vested during the year.

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers. During the first quarter of 2008, the fair value of all new stock option grants was $2.2 million (2007 - $1.0 million). Under this same method, the Company recorded a stock compensation expense of $4.2 million for the first quarter of 2008 (2007 - $1.5 million) with a corresponding credit to contributed surplus. The fair value of the stock options granted at the date of the grant using the Black-Scholes pricing model assumes risk-free interest rates of 3.1% to 3.8%, no dividend yield, expected life of 2.5 years with an expected price volatility ranging from 50% to 53%. Stock options granted during the first quarter of 2008 vest one-third immediately, one-third after one year, and one-third after two years.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

The unrecognized stock compensation expense for unvested options at March 31, 2008 was $9.0 million.

The continuity of incentive stock options issued and outstanding is as follows:
		Weighted average
	Number of	exercise price
	Options	(CAD$)

Outstanding, December 31, 2007	6,117,828	$5.11
Granted during the quarter	903,360	7.26
Cancelled during the quarter	(120,000)	12.74
Exercised during the quarter	(75,000)	7.39
Outstanding, March 31, 2008	6,826,188	$11.27

During the quarter ended March 31, 2008, the Company granted 903,360 incentive stock options to employees and officers at a weighted average price of CAD$7.26 each that expires between January 15, 2013 and March 19, 2013.

The following table summarizes options outstanding as at March 31, 2008, as follows:
	Outstanding Options			Exercisable Options
		Weighted			Weighted
		Average	Weighted		Average	Weighted
		Remaining	Average		Remaining	Average
	Number of	Contractual	Exercise	Number of	Contractual	Exercise
Range of exercise	Options	Life	Price	Options	Life	Price
prices (CAD$)	Outstanding	(Years)	(CAD$)	Exercisable	(Years)	(CAD$)
$2.28 - $5.79	187,068	1.9	$3.40	187,068	1.9	$3.40
$5.80 - $10.59	2,178,360	4.3	8.76	1,383,353	4.3	8.31
$10.60 - $14.97	4,460,760	3.9	12.83	1,995,960	3.1	12.87
	6,826,188	4.0	$11.27	3,826,381	3.5	$10.75

(c)

Stock Appreciation Rights

In 2006, on the acquisition of EuroZinc, the Company issued stock appreciation rights to certain former EuroZinc employees in exchange for the cancellation of their stock options. The terms of the newly issued stock appreciation rights were the same as those of the cancelled options, with the exception of the number of shares and the exercise prices, which were adjusted for the share exchange ratio of the EuroZinc acquisition. Holders of stock appreciation rights have the right to either purchase the shares in the Company or receive a cash payout equal to the excess of the fair market value of the shares over the exercise price on the date of exercise. All stock appreciation rights are fully vested and exercisable.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

The continuity of stock appreciation rights issued and outstanding is as follows:

		Weighted
		average
	Number of stock	exercise
	appreciation	price
	rights	(CAD$)
Outstanding, December 31, 2007	306,720	$6.69
Exercised during the quarter	-	-
Outstanding, March 31, 2008	306,720	$6.69

The stock appreciation rights are recorded as a current liability and are adjusted based on the Company’s closing stock price at the end of each reporting period. The liability as at March 31, 2008 was $0.6 million (December 31, 2007 - $1.0 million).

		Weighted
		average
	Number of stock	exercise
	appreciation	price
Expiry date	rights	(CAD$)

June 8, 2010	135,360	$2.31
May 11, 2011	171,360	10.15
Outstanding, March 31, 2008	306,720	$6.69

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

11.

SEGMENTED INFORMATION

The Company is engaged in mining, exploration and development of mineral properties, primarily in Portugal, Spain, Sweden, Ireland, Russia and the Democratic Republic of Congo. The Company has seven reportable segments as identified by the individual mining operations at each of its five operating mines as well as its significant joint venture with Metropol and its investment in the Tenke Fungurume project. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative factors whereby its revenues or assets comprise 10% or more of the total revenues or assets of the Company.

Operating segmented information is as follows:
	Three months ended March 31,
	2008	2007
Sales
Neves-Corvo, Portugal	$169,162	$111,507
Zinkgruvan, Sweden	48,633	49,476
Aguablanca, Spain	51,303	-
Galmoy, Ireland	26,808	17,752
Storliden, Sweden	9,779	15,544
Other	47	(359)
	$305,732	$193,920

	Three months ended March 31,
	2008	2007
Operating profit*
Neves-Corvo, Portugal	$101,031	$54,204
Zinkgruvan, Sweden	27,730	30,766
Aguablanca, Spain	10,679	-
Galmoy, Ireland	2,577	610
Storliden, Sweden	3,484	4,748
Other	(111)	(371)
	$145,390	$89,957

	March 31,	December 31,
	2008	2007
Total assets
Neves-Corvo**, Portugal	$2,096,772	$1,888,150
Zinkgruvan, Sweden	512,668	455,618
Aguablanca, Spain	879,824	840,175
Galmoy, Ireland	175,304	169,547
Storliden, Sweden	48,670	62,330
Ozernoe, Russia	168,549	164,933
Tenke Fungurume, Congo	1,356,818	1,314,819
Other	(189,065)	(184,748)
	$5,049,540	$4,710,824

*

Non-GAAP measure - Operating profit is defined as sales less the cost of mining operations, accretion of asset retirement obligation and depreciation, depletion and amortization.

**

Neves-Corvo figures include the assets of the Aljustrel mine under development in Portugal.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

Geographic segmented information is as follows:

	Three months ended March 31,
	2008	2007
Sales
Portugal	$169,162	$111,507
Sweden	58,459	65,020
Spain	51,303	-
Ireland	26,808	17,752
Other	-	(359)
	$305,732	$193,920

	Three months ended March 31,
	2008	2007
Operating profit*
Portugal	$101,001	$54,204
Sweden	31,230	35,514
Spain	10,679	-
Ireland	2,577	610
Other	(97)	(371)
	$145,390	$89,957

	March 31,	December 31,
	2008	2007
Total assets
Portugal	$2,097,415	$1,888,827
Sweden	272,021	208,917
Spain	879,954	840,175
Ireland	175,304	169,547
Russia	168,549	164,933
Democratic Republic of Congo	1,356,818	1,314,819
Other	99,479	123,606
	$5,049,540	$4,710,824

*

Non-GAAP measure - Operating profit is defined as sales less the cost of mining operations, accretion of asset retirement obligation and depreciation, depletion and amortization.

12.

MANAGEMENT OF CAPITAL RISK

The Company’s objectives when managing its capital include ensuring a sufficient combination of positive operating cash flows and debt financing in order to meet its ongoing capital development and exploration programs in a way that maximizes the shareholder return given the assumed risks of its operations while at the same time safeguarding the Company’s ability to continue as a going concern. The Company considers the following items as capital: shareholders’ equity and long-term debt.

Through the ongoing management of its capital, the Company will modify the structure of its capital based on changing economic conditions in the jurisdictions in which it operates. In doing so, the Company may issue new shares or debt, buyback issued shares or pay off any outstanding debt, or make changes to its portfolio of strategic investments. The Company’s current policy is to not pay out dividends but rather reinvest its earnings in the business.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

Annual budgeting is the primary tool used to manage the Company’s capital. Updates are made as necessary to both capital expenditure and operational budgets in order to adapt to changes in risk factors of proposed expenditure programs and market conditions within the mining industry.

The Company continues to be in compliance with all externally imposed capital requirements, specifically as they relate to debt covenants on its five-year revolving credit facility (Note 7).

13.

MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain financial risks, including currency risk, price risk, credit risk, interest rate risk, and liquidity risk.

Currency Risk

Based on the international nature of its operations, the Company is exposed to currency risk, with the primary exposures being the US dollar vis-à-vis both the Euro and the Swedish Krona. A significant change in the currency exchange rates between the US dollar and either of the aforementioned foreign currencies could have an effect on the Company’s operating results. Additionally, a significant change in the same currency exchange rates would have a significant effect on other comprehensive income.

As at March 31, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in Euros and Swedish Kronor as noted below:
			Swedish	Canadian
	US Dollar	Euro	Krona	Dollar
	(millions)	(millions)	(millions)	(millions)
Cash and cash equivalents	56.9	1.1	1.1	-
Other working capital items	147.3	(0.6)	(1.7)	-
Available-for-sale investments	-	-	-	53.1
Long-term debt	63.2	-	-	-

Price Risk

The Company is subject to price risk associated with fluctuations in the market prices for metals. At present the Company has chosen to unwind its existing hedge profile based on its overall view of the commodity markets; however, it may at its election use hedge contracts to manage its exposure to changes in commodity prices, the use of which is subject to both the approval of the Hedge Committee and the Board of Directors. The Company is not only subject to price risk on its hedge profile but also on the final settlement of its trade receivables.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

The sensitivity of the Company’s financial instruments before considering the effect of increased metal prices on smelter treatment charges is as follows:
			Effect of financial
	Price on		instruments on
	March 31/08		pre-tax earnings
	($US/tonne)	Change	($ millions)
Copper	8,520	+10%	8.3
Zinc	2,303	+10%	6.4
Lead	2,793	+10%	3.0
Nickel	29,805	+10%	5.7

Credit Risk

The exposure to credit risk arises through the failure of a customer or another third party to meet its contractual obligations with the Company. Cash balances are held in banks which are considered to be of high credit quality. The Company believes that its maximum exposure to credit risk as at March 31, 2008 is the carrying value of its trade receivables. The Company does not hold any asset backed commercial paper.

Interest Rate Risk

The Company’s exposure to interest rate risk arises both from the interest rate impact on its cash and cash equivalents as well as on its debt facilities. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any short-term investments included in cash and cash equivalents as they are generally held to maturity with large financial institutions. The Company does not own any asset-backed commercial paper.

As at March 31, 2008, holding all other variables constant and considering the Company’s outstanding debt of $196.8 million, a 1% change in the interest rate would result in an approximate $2.0 million interest expense on an annualized basis.

Liquidity Risk

The Company actively manages its liquidity risk through the use of its cash and cash equivalents as well as its credit facilities. The treasury function is responsible for monitoring actual spending versus forecasted cash flows, selecting short-term investments with maturity profiles that match the expected timing of its obligations.

14.

SUPPLEMENTAL CASH FLOW INFORMATION
	Three months ended March 31,
	2008	2007
Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$(98,566)	$(38,160)
Accounts payable and other current liabilities	(37,752)	(57,777)
	$(136,318)	$(95,937)

Operating activities included the following cash payments:
Interest paid	$1,099	$419
Income taxes paid	$65,904	$41,560

SUPPLEMENTARY INFORMATION

Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and International Financial Reporting Standards ("IFRS") -International Accounting Standards ("IAS").

The shares of Lundin Mining trade on the Toronto Stock Exchange and the New York Stock Exchange, and Lundin Mining’s Swedish Depository Receipts trade on the OMX Nordic Exchange ("OMX") in Stockholm. Most companies that trade on the OMX are required to report according to IFRS/IAS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.

Under IFRS 3, future costs such as restructuring charges, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, under Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2007, as a result of the acquisition of Rio Narcea, in the amount of $3 million, have been provided for in the purchase price allocation.

According to Canadian GAAP, impairment test of assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates. According to Canadian GAAP, future cash flows should be based on undiscounted values. Lundin Mining estimates that the future cash flows from the Company’s assets exceed their carrying values and, accordingly, no write downs are necessary. According to IAS 36, the future cash flows would be based on discounted values. Under IFRS, no impairment charge would be required.

Under Canadian GAAP, when an asset is acquired other than in a business combination and the tax base value is less than cost, the related future income tax liability is recognized on acquisition and added to the asset carrying value. Accordingly, under Canadian GAAP, the Company recognized future income tax liabilities of $33 million and $5 million on the Ozernoe and Tenke acquisitions. However, under IAS 12, temporary tax differences on an asset purchase are not recognized.

OTHER SUPPLEMENTARY INFORMATION

1.

List of directors and officers at May 14, 2008:

(a)

Directors:

Lukas H. Lundin, Chairman
William A. Rand, Lead Director
Philip J. Wright
Colin K. Benner
Brian D. Edgar
Dale C. Peniuk
David F. Mullen
Donald K. Charter
John H. Craig
Tony O’Reilly Jnr.

(b)

Officers:

Lukas H. Lundin, Chairman
Philip Wright, President and Chief Executive Officer
Anders Haker, Vice President and Chief Financial Officer
 João Carrêlo, Executive Vice President and Chief Operating Officer
 Neil O’Brien, Senior Vice President of Exploration and Business Development
Paul Conibear, Senior Vice President Projects
Manfred Lindvall, Vice President Environment, Health and Safety
Mikael Schauman, Vice President Marketing
Wojtek Wodzicki, Vice President of Strategic Partnerships
Barbara Womersley, Vice President Human Resources
Kevin Hisko, Corporate Secretary

2.

Financial information

The report for the second quarter 2008 will be published on or before August 14, 2008.

3.

Other information

Address (Vancouver office):
Lundin Mining Corporation
Suite 2101 - 885 West Georgia Street
Vancouver B.C. V6C 3E8
Canada
Telephone: +1 604 681 1337
Fax: +1 604 681 1339

Address (Sweden office): Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm
Sweden
Telephone: +46 8 550 560 00
Fax: +46 8 550 560 01

Website: www.lundinmining.com.
The corporate number of the Company is 306723-8.

For further information, please contact:

Anders Haker, Vice President and CFO: +46-708-10 85 59, anders.haker@lundinmining.com
Catarina Ihre, Manager, Investor relations: +46-706-07 92 63, catarina.ihre@lundinmining.com
Sophia Shane, Investor relations, North America, +1 604-689-7842, sophias@namdo.com